



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 6, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of COLLABORATIVE INVESTMENT SERIES TRUST, under the Exchange Act of 1934.

- Trend Aggregation Dividend Stock ETF
- Trend Aggregation Aggressive Growth ETF

Sincerely,